Why Invest in CryptoShare?!



THE APPLICATION

A Crypto Loan platform specifically targeted for Minorities & Underserved communities throughout the USA, Africa, and South America!



PEER TO PEER CRYPTO LENDING

Allows individuals to borrow and lend Crypto or Fiat currency to people around the world!



TARGET MARKET

The global Peer to Peer Lending Market is expected to grow to 558.91 billion U.S. dollars by 2027 with a Compound Annual Growth rate of 29.7% around the world!



PEER TO PEER ATMS

We want to utilize atms to allow users to instantly lend and borrow crypto or fiat currency for immediate use!



WAITING LIST

We have an interested waiting list of potentially thousands of users from our mailing list and online communities ready to use our platfom!



NON CUSTODIAL EXCHANGE

This means all transactions will be Wallet to Wallet, Confidentially with no Credit Check making the possibility of being Hacked almost non existent!